April 27, 2011

Mr. Brion Thompson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.
Washington, DC 20549-2736

RE:

Request to Withdraw the Registration Statement and Post-Effective

Amendment No. 8 filed by ING Emerging Markets High Dividend

Equity Fund

SEC File Numbers: 333-168091/811-22438

CIK Number: 0001496292

Dear Mr. Thompson:

On April 26, 2011, ING Emerging Markets High Dividend Equity Fund (the “Registrant”) inadvertently filed as a Post-Effective Amendment under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement and Post-Effective Amendment No. 8 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-2 (the “Post-Effective Amendment”) (Accession No. 0001104659-11-022547).

The Registrant intended to file this Post-Effective Amendment as an immediately effective new registration statement on Form N-2 filed pursuant to Rule 462(b) of the Securities Act. The Registrant respectfully requests the withdrawal of the Post-Effective Amendment and has filed an identical Registration Statement and Post-Effective Amendment No. 8 under the 1940 Act pursuant to Rule 462(b) of the Securities Act as originally intended.

Pursuant to Rule 477 promulgated under the Securities Act, the Registrant hereby respectfully requests the withdrawal of this Post-Effective Amendment.

The Registrant confirms that no securities have been sold in connection with this Post-Effective Amendment.

Yours truly,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Assistant Secretary

cc:

Huey P. Falgout, Jr., Esq.

ING Investment Management – ING Funds